As filed with the Securities and Exchange Commission on August 19, 2011
File No. [         ]
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE
FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY
DIMENSIONAL FUND ADVISORS LP
and
DFA SECURITIES LLC

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN
ORDER OF EXEMPTION FROM RULE 12dl-2(a) UNDER THE ACT

Please send all communications to:

Catherine L. Newell, Esq.	Alison M. Fuller, Esq.
Dimensional Fund Advisors LP	Stradley, Ronon, Stevens & Young LLP
6300 Bee Cave Road, Building One	1250 Connecticut Avenue, NW Suite 500
Austin, TX 78746	Washington, DC 20036
(512) 306-7412	(202) 419-8412

This Application (including exhibits) consists of 20 pages.
The exhibit index appears on page 15.

Page 1 of 20 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM RULE 12d1-2(a) UNDER THE ACT
In the Matter of	)
DFA INVESTMENT DIMENSIONS GROUP INC.	) )
DIMENSIONAL EMERGING MARKETS VALUE FUND	) )
DIMENSIONAL INVESTMENT GROUP INC.	) )
THE DFA INVESTMENT TRUST COMPANY	) )
DIMENSIONAL FUND ADVISORS LP	) )
DFA SECURITIES LLC	)

I.           INTRODUCTION
DFA Investment Dimensions Group Inc. (“DFAIDG”), Dimensional Emerging Markets Value Fund (“DEM”), Dimensional Investment Group Inc. (“DIG”), The DFA Investment Trust Company (“DFAITC,” and together with DFAIDG, DEM, and DIG, the “Funds” and each a “Fund”), Dimensional Fund Advisors LP (“Dimensional”), and DFA Securities LLC (“DFA Securities” and together with the Funds and Dimensional, the “Applicants”)1 hereby file this application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the

1
Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in this application.

Page 2 of 20 sequentially numbered pages (including exhibits)

Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Funds and any other existing or future registered open-end investment company or series thereof that is advised by Dimensional or any person now or in the future controlling, controlled by or under common control with Dimensional (any such adviser or Dimensional, an “Adviser”) and that invests in other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which also is eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12dl-2 under the Act (the “Applicant Series”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).  Applicants also request that the order exempt any entity controlling, controlled by or under common control with DFA Securities that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II.           THE APPLICANTS

A.	The Funds and the Applicant Series

Each of DFAIDG and DIG is organized as a Maryland corporation, and each of DFAITC and DEM is organized as a Delaware statutory trust.  The Funds are registered with the Securities and Exchange Commission (the “Commission” or “SEC”) as open-end management investment companies. The offerings of the shares of DFAIDG and DIG also are registered pursuant to the Securities Act of 1933, as amended (the “1933 Act”).  The offerings of the

Page 3 of 20 sequentially numbered pages (including exhibits)

shares of DEM and DFAITC, however, are not registered under the 1933 Act, and the shares of these two investment companies are sold exclusively to accredited investors in transactions exempt from registration pursuant to Regulation D under the 1933 Act.  The Applicant Series are separate investment portfolios of the Funds and pursue distinct investment objectives and strategies.  Each Applicant Series invests in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act.  The Applicant Series are not prohibited from investing directly in securities that are not issued by an investment company, and the Applicant Series may invest directly in non-investment company securities in the future in reliance on Rule 12dl-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.           Dimensional

Each Applicant Series has entered or will enter into an investment advisory agreement with Dimensional or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Applicant Series’ business affairs, subject to the general oversight of the Applicant Series’ board of directors/trustees (the “Board”).2  Dimensional’s general partner is Dimensional Holdings Inc., which together with Dimensional Holdings LLC (a wholly-owned subsidiary of Dimensional Holdings

2 Dimensional also serves as administrator for certain of the Applicant Series.

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Inc.), owns more than 98% of the partnership interest of Dimensional.  Dimensional is a Delaware limited partnership, and is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Under the terms of written contracts with Dimensional, Dimensional serves as the investment adviser to each existing Applicant Series.  Any other Adviser will also be registered under the Advisers Act.

C.           DFA Securities

DFA Securities, a wholly owned subsidiary of Dimensional, is a Delaware corporation registered as a broker-dealer under the Securities Exchange Act of 1934 (the “1934 Act”), as amended, that serves as the distributor for the Applicant Series that are series of the Funds.

III.           THE APPLICANTS’ PROPOSAL

Each Applicant Series invests, or may invest, in certain Underlying Funds as set forth in the Applicant Series’ prospectus. Applicants propose that, subject to the terms and condition set forth in this Application, the Applicant Series be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Applicant Series will comply with Rule 12d1-2 under the Act, but for the fact that the Applicant Series may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Series greater flexibility to meet their investment objectives. For

Page 5 of 20 sequentially numbered pages (including exhibits)

example, there may be times when using a derivative instrument may allow an Applicant Series to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Applicant Series would use Other Investments for a purpose that is consistent with the Applicant Series’ investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Applicant Series’ Board will review the advisory fees charged by the Applicant Series’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Series may invest.

IV.           APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

Page 6 of 20 sequentially numbered pages (including exhibits)

In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(l)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(l)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

                              (I) the acquired company and the acquiring company are part of the same group of investment companies;

                              (II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, government securities, and short term paper are the only investments held by the acquiring company;

                             (III) with respect to

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

Page 7 of 20 sequentially numbered pages (including exhibits)

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the 1934 Act, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.3  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)
Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12 (d)(1)(F) of the Act;

3	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

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(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12dl-l.

For the purposes of Rule 12dl-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”5  The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(l)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

4	See Adopting Release at 17, n.58. 4 Id. at 17-18.

5	Id. at 17-18.

6	See H.R. REP. No. 622,104th Cong., 2nd Sess., at 43-44 (1996).

Page 9 of 20 sequentially numbered pages (including exhibits)

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7  Section 6(c) permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, ... by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Series to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act, as originally adopted and as amended in 1970, was intended to address, namely:  (1) pyramiding of voting control of underlying funds;

7
See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

Page 10 of 20 sequentially numbered pages (including exhibits)

 (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.9  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Series to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Series a broader array of investment options through which to pursue their investment objectives.

8	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

9	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Page 11 of 20 sequentially numbered pages (including exhibits)

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.           SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12dl-2 to invest in Other Investments.  See Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 81213839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 81213642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

Page 12 of 20 sequentially numbered pages (including exhibits)

VI.           THE APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.           Applicants will comply with all provisions of Rule 12dl-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Series from investing in Other Investments as described in the Application.

VII.           REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Page 13 of 20 sequentially numbered pages (including exhibits)

The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibit A-l, Exhibit A-2, and Exhibit A-3.  The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-l, Exhibit B-2, and Exhibit B-3.

Applicants have caused this Application to be duly signed on their behalf on the 16th day of August, 2011.

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY

By:           /s/ Julie Henderson
Julie Henderson, Vice President and Controller

DIMENSIONAL FUND ADVISORS LP
by Dimensional Holdings Inc.,
General Partner

By:           /s/ Catherine L. Newell
Catherine L. Newell, Vice President and Secretary

DFA SECURITIES LLC
By:           /s/ David R. Martin
David R. Martin, Vice President, Chief Financial
Officer and Treasurer

Page 14 of 20 sequentially numbered pages (including exhibits)

Exhibit A-1
AUTHORIZATION
DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY

I, Julie Henderson, do hereby certify that I am the Vice President and Controller of DFA Investment Dimensions Group Inc (“DFAIDG”)., the Dimensional Emerging Markets Value Fund (“DEM”), the Dimensional Investment Group Inc. (“DIG”), and The DFA Investment Trust Company (“DFAITC” and together with DFAIDG, DEM, and DIG, the “Funds”). I further certify that the following resolutions were duly adopted by the Trustees of the Funds and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

           RESOLVED, that the officers of each of DEM, DFAIDG, DFAITC, and DIG be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the SEC, in consultation with Fund counsel, the Application, and any amendments thereto, for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2 under the 1940 Act and from any other section of the 1940 Act or any rule thereunder as deemed necessary by Fund counsel, to maximize the flexibility of the Proposed Portfolio and certain other Funds that operate as fund of funds to invest a portion of its assets in futures contracts, forward currency contracts, certain swaps, and/or other instruments that may not be deemed to be “securities” under the 1940 Act, in accordance with the conditions contained in the Order to be issued by the SEC; and

FURTHER RESOLVED, that the appropriate officers of each of DEM, DFAIDG, DFAITC, and DIG be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 16th day of August, 2011.

By: /s/ Julie Henderson
Name: Julie Henderson
Title: Vice President and Controller

Page 15 of 20 sequentially numbered pages (including exhibits)

Exhibit A-2
AUTHORIZATION

DIMENSIONAL FUND ADVISORS LP

I, Catherine L. Newell, do hereby certify that I am the Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP (“Advisor”). I further certify that the following resolutions were duly adopted by the written consent of the general partner of the Advisor and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Advisor be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the SEC, in consultation with counsel, the Application, and any amendments thereto, for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2 under the 1940 Act and from any other section of the 1940 Act or any rule thereunder as deemed necessary by counsel, to maximize the flexibility of the Proposed Portfolio and certain other Funds that operate as fund of funds to invest a portion of its assets in futures contracts, forward currency contracts, certain swaps, and/or other instruments that may not be deemed to be “securities” under the 1940 Act, in accordance with the conditions contained in the Order to be issued by the SEC; and

FURTHER RESOLVED, that the appropriate officers of the Advisor be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 16th day of August, 2011.

By: /s/ Catherine L. Newell
Name: Catherine L. Newell
Title: Vice President and Secretary

Page 16 of 20 sequentially numbered pages (including exhibits)

Exhibit A-3
AUTHORIZATION

DFA SECURITIES LLC

I, David R. Martin, do hereby certify that I am the Vice President, Chief Financial Officer and Treasurer of DFA Securities LLC.  I further certify that the following resolutions were duly adopted by the written consent of the managing member of DFA Securities LLC and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of DFA Securities LLC be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the SEC, in consultation with counsel, the Application, and any amendments thereto, for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2 under the 1940 Act and from any other section of the 1940 Act or any rule thereunder as deemed necessary by counsel, to maximize the flexibility of the Proposed Portfolio and certain other Funds that operate as fund of funds to invest a portion of its assets in futures contracts, forward currency contracts, certain swaps, and/or other instruments that may not be deemed to be “securities” under the 1940 Act, in accordance with the conditions contained in the Order to be issued by the SEC; and

FURTHER RESOLVED, that the appropriate officers of DFA Securities LLC be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 16th day of August, 2011.

By: /s/ David R. Martin
Name: David R. Martin,
Title: Vice President, Chief Financial Officer and Treasurer

Page 17 of 20 sequentially numbered pages (including exhibits)

Exhibit B-l
VERIFICATION

STATE OF TEXAS                              )
) ss.
COUNTY OF TRAVIS                         )

The undersigned being duly sworn deposes and says that she has duly executed the attached Application, dated August 16th, 2011, for and on behalf of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., and The DFA Investment Trust Company, that she is the Vice President and Controller of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., and The DFA Investment Trust Company and that all actions by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY

By: /s/ Julie Henderson
Name: Julie Henderson
Title: Vice President and Controller

Page 18 of 20 sequentially numbered pages (including exhibits)

Exhibit B-2
VERIFICATION

STATE OF TEXAS                              )
) ss.
COUNTY OF TRAVIS                        )

The undersigned being duly sworn deposes and says that she has duly executed the attached Application, dated August 16th, 2011, for and on behalf of Dimensional Fund Advisors LP, that she is the Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP and that all actions by the general partner, limited partner and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dimensional Fund Advisors LP
By Dimensional Holdings Inc.,
General Partner

By: /s/ Catherine L. Newell
Name: Catherine L. Newell
Title: Vice President and Secretary

Page 19 of 20 sequentially numbered pages (including exhibits)

Exhibit B-3
VERIFICATION

STATE OF TEXAS                              )
) ss.
COUNTY OF TRAVIS                        )

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated August 16th, 2011, for and on behalf of DFA Securities LLC, that he is the Vice President, Chief Financial Officer and Treasurer of DFA Securities LLC and that all actions by the managing member and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DFA SECURITIES LLC

By: /s/ David R. Martin
Name: David R. Martin,
Title: Vice President, Chief Financial Officer and Treasurer

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